                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D. C.

                                  FORM U-3A-2

                         STATEMENT BY HOLDING COMPANY
                              CLAIMING EXEMPTION
                          UNDER RULE U-3A-2 FROM THE
                               PROVISIONS OF THE

                        PUBLIC UTILITY HOLDING COMPANY
                                  ACT OF 1935

                                   * * * * *
                                                                 File No. 69-291

                             TNP Enterprises, Inc.
                             ---------------------
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

          1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof:

                                              State of
                  Name                      Organization     Location and Nature of Business
                  ----                      ------------     -------------------------------------
TNP Enterprises, Inc.                           Texas        P.O. Box 2943
                                                             Fort Worth, TX  76113
                                                             Holding Company
Texas-New Mexico Power Company                  Texas        P.O. Box 2943
                                                             Fort Worth, TX  76113
                                                             Electric Utility/Holding Company
Facility Works, Inc.                            Texas        P.O. Box 2943
                                                             Fort Worth, TX  76113
                                                             General purpose corporation
TNP Operating Company                           Texas        P.O. Box 2943
                                                             Fort Worth, TX  76113
                                                             General purpose corporation
                                                             (presently inactive)




Texas Generating Company*                       Texas        P.O. Box 2943
                                                             Fort Worth, TX  76113
                                                             Special purpose corporation
Texas Generating Company II*                    Texas        P.O. Box 2943
                                                             Fort Worth, TX  76113
                                                             Special purpose corporation
*   Wholly-owned subsidiary of Texas-New Mexico Power Company

          2. The following is a brief description of the properties of claimant and of its subsidiary public utility company, Texas-New Mexico Power Company
(TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

          The claimant owns all of the issued and outstanding common stock of its principal operating subsidiary, TNMP, an electric public utility corporation. Within Texas, TNMP is a regulated public utility engaged in the generation, supply, transmission, distribution and sale of electric energy. TNMP has three operating regions within Texas. The largest municipalities within Texas that TNMP serves are Texas City, Lewisville, and League City. The regions located in Texas are:

       .  North Central Region.  Electric transmission and distribution systems
          serving 56 communities in northeastern and central Texas.   The region
          is based at Lewisville, Texas.

       .  Gulf Coast Region.  Electric transmission and distribution systems
          serving 14 communities in southeastern Texas.    The region is based
          at Texas City, Texas.

       . Mountain Region. Electric transmission and distribution system serves 6 communities in southwestern Texas and 9 communities in southern New Mexico. The Mountain region is based at Silver City, New Mexico. The largest municipalities within this region served by TNMP are Silver City, Alamogordo and Ruidoso, New Mexico, and Pecos, Texas.

          TNMP and its subsidiaries own generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use lignite as the fuel source. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. TNMP sells electricity from these units solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

          As described above, a portion of TNMP's Mountain Region serves southern New Mexico. Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. TNMP owns transmission and distribution lines within New Mexico.


     3. Certain information, for the calendar year 1999 with respect to claimant and its subsidiaries, is provided in the following chart:

(a)   Total MWH sold and related revenues are as follows:


                                        MWH             Revenues From Sales
                                 -----------------      -------------------
     Retail                              9,248,086             $535,663,000
     Wholesale                             121,077                3,803,000
                                 -----------------      -------------------
     Totals                              9,369,163             $539,466,000
                                 =================      ===================


TNP Enterprises, Inc. and Texas-New Mexico Power Company are incorporated in the State of Texas.

(b)   MWH sold at retail and related revenues are as follows:

                                        MWH             Retail Revenues
                                 -----------------      -------------------
     Texas                               7,585,435             $451,723,000
     New Mexico                          1,662,651               83,940,000
                                 -----------------      -------------------
     Totals                              9,248,086             $535,663,000
                                 =================      ===================

(c)   MWH sold at wholesale and related revenues are as follows:

                                        MWH             Wholesale Revenues
                                 -----------------      -------------------
     Texas                                  88,052             $  2,543,000
     New Mexico                             33,025                1,260,000
                                 -----------------      -------------------
     Totals                                121,077             $  3,803,000
                                 =================      ===================

(d)   MWH purchased and related purchased power expenses are as follows:

                                                          Purchased Power
                                        MWH                  Expenses
                                 -----------------      -------------------
     Texas                               6,039,659             $193,680,000
     New Mexico                          1,677,197               52,000,000
                                 -----------------      -------------------
     Totals                              7,716,856             $245,680,000
                                 =================      ===================

          4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

          Exhibit A. A consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 1999, together with a consolidating balance sheet and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 1999 calendar year, are presented.

          Exhibit B. A Financial Data Schedule for the period ended December 31, 1999, including Item Nos. 1, 2, and 3.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 24th day of February, 2000.

                              Texas-New Mexico Power Company


                              By /s/ M. S. Cheema
                                 ----------------------------------------------
Corporate Seal                   M. S. Cheema
Attest:                          Sr. Vice President - Chief Financial Officer



/s/ Paul W. Talbot
-------------------------
Paul W. Talbot, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

                           Paul W. Talbot, Secretary
                             TNP Enterprises, Inc.
                                 P. O. Box 2943
                            Fort Worth, Texas 76113

                                                                       Exhibit A

                    TNP ENTERPRISES, INC. AND SUBSIDIARIES
                   CONSOLIDATING STATEMENTS OF INCOME (LOSS)
                    For the Year Ended  December  31, 1999
                            (Amounts in Thousands)

                                               Texas-New
                                              Mexico Power         TNP              TNP                         TNP Enterprises,
                                                Company         Operating       Enterprises,    Consolidating         Inc.
                                              Consolidated       Company            Inc.           Entries        Consolidated
                                              ------------      ---------       -----------     -------------   ----------------
OPERATING REVENUES                                $576,093           $ 57         $     -          $      -             $576,150
                                              ------------      ---------       -----------     -------------   ----------------
OPERATING EXPENSES:
    Purchased power and fuel                       279,587            -                 -                 -              279,587
    Other operating and maintenance                 99,390              3             7,241               -              106,634
    Depreciation of utility plant                   39,295            -                 -                 -               39,295
    Charge for recovery of stranded plant           23,376            -                 -                 -               23,376
    Taxes other than income taxes                   33,296              4               446               -               33,746
    Income taxes                                    20,799             30            (1,709)              -               19,120
                                              ------------      ---------       -----------     -------------   ----------------
         Total operating expenses                  495,743             37             5,978               -              501,758
                                              ------------      ---------       -----------     -------------   ----------------
NET OPERATING INCOME (LOSS)                         80,350             20            (5,978)              -               74,392
                                              ------------      ---------       -----------     -------------   ----------------
OTHER INCOME (LOSS):
    Other income and deductions, net                 1,940            103            35,260           (39,651)            (2,348)
    Income taxes                                       277            (24)            1,523                90              1,866
                                              ------------      ---------       -----------     -------------   ----------------
         Other income (loss), net of taxes           2,217             79            36,783           (39,561)              (482)
                                              ------------      ---------       -----------     -------------   ----------------
INCOME (LOSS) BEFORE INTEREST CHARGES               82,567             99            30,805           (39,561)            73,910
                                              ------------      ---------       -----------     -------------   ----------------
INTEREST CHARGES:
    Interest on long-term debt                      37,919            -                 619               -               38,538
    Other interest and amortization of
      debt-related costs                             5,205            -                 -                 -                5,205
                                              ------------      ---------       -----------     -------------   ----------------
         Total interest charges                     43,124            -                 619               -               43,743
                                              ------------      ---------       -----------     -------------   ----------------
NET INCOME (LOSS)                                   39,443             99            30,186           (39,561)            30,167
Dividends on preferred stock and other                 (19)           -                 -                 -                  (19)
                                              ------------      ---------       -----------     -------------   ----------------

INCOME (LOSS) APPLICABLE TO COMMON STOCK          $ 39,462           $ 99           $30,186          $(39,561)          $ 30,186
                                              ============      =========       ===========     =============   ================

                                                                       Exhibit A

                    TNP ENTERPRISES, INC. AND SUBSIDIARIES
                 CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                    For the Year Ended  December  31, 1999
                            (Amounts in Thousands)

                                       Texas-New
                                      Mexico Power                        TNP                                    TNP Enterprises,
                                        Company      TNP Operating    Enterprises,   Facility    Consolidating         Inc.
                                      Consolidated      Company           Inc.      Works, Inc.     Entries        Consolidated
                                      ------------   -------------    ------------  -----------  -------------   ----------------
BALANCE AT DECEMBER 31, 1998              $ 79,840          $  999        $115,776     $(28,689)      $(52,150)          $115,776
    Net income (loss)                       39,443              99          30,186          -          (39,561)            30,167
    Dividends on preferred stock               (99)            -               -            -              -                  (99)
    Dividends on common stock              (29,000)            -           (15,537)         -           29,000            (15,537)
    Retirement of preferred stock              118             -               -            -              -                  118
                                      ------------   -------------    ------------  -----------  -------------   ----------------
BALANCE AT DECEMBER 31, 1999              $ 90,302          $1,098        $130,425     $(28,689)      $(62,711)          $130,425
                                      ============   =============    ============  ============ =============   ================

                                                                       Exhibit A

                    TNP ENTERPRISES, INC. AND SUBSIDIARIES
                          CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                            (Amounts in Thousands)

                                       Texas-New
                                      Mexico Power                        TNP                                    TNP Enterprises,
                                        Company      TNP Operating    Enterprises,   Facility    Consolidating         Inc.
                                      Consolidated      Company           Inc.      Works, Inc.     Entries        Consolidated
                                      ------------   -------------    ------------  -----------  -------------   ----------------
ASSETS
------
UTILITY PLANT                           $1,290,581       $    -           $    280   $      -       $    (256)         $1,290,605
    Less:  accumulated
      depreciation                         382,627            -                -            -             -               382,627
                                      ------------   ------------     ------------   ----------   -----------     ---------------
    Net utility plant                      907,954            -                280          -            (256)            907,978
                                      ------------   ------------     ------------   ----------   -----------     ---------------
INVESTMENT IN SUBSIDIARY
 COMPANIES                                     -              -            318,796          -        (318,796)                -
TNP ONE REPLACEMENT NOTES                      -              -                -            -             -                   -
OTHER PROPERTY AND
 INVESTMENTS, at cost                          213            930            3,100          -             -                 4,243
CURRENT ASSETS:
    Cash and cash equivalents                4,002            641            8,408        1,405           -                14,456
    Accounts receivable                      6,347            -             (6,931)       2,037         6,931               8,384
    Deferred purchased power
     and fuel costs                            304            -                -            -             -                   304
    Accumulated deferred
     income taxes                              -              -                -            891          (891)                -
    Other current assets                     4,765            -                 23          256           -                 5,044
                                      ------------   ------------     ------------   ----------   -----------     ---------------
        Total current assets                15,418            641            1,500        4,589         6,040              28,188
                                      ------------   ------------     ------------   ----------   -----------     ---------------
LONG-TERM AND OTHER ASSETS:
    Recoverable stranded costs              19,256            -                -            -             -                19,256
    Deferred purchased power
     and fuel costs                         21,797            -                -            -             -                21,797
    Deferred charges                        19,757            129             (149)         -             -                19,737
                                      ------------   ------------     ------------   ----------   -----------     ---------------
      Total long-term and other
       assets                               60,810            129             (149)         -             -                60,790
                                      ------------   ------------     ------------   ----------   -----------     ---------------
                                        $  984,395         $1,700         $323,527    $   4,589     $(313,012)         $1,001,199
                                      ============   ============     ============   ==========   ===========     ===============
CAPITALIZATION AND LIABILITIES
------------------------------
CAPITALIZATION:
    Common shareholder's equity:
     Common Stock                       $      107         $  100         $196,685    $      1      $    (208)         $  196,685
     Capital in excess of par value        222,149            400              -        33,494       (256,043)                -
     Retained earnings                      90,302          1,098          130,425     (28,689)       (62,711)            130,425
                                      ------------   ------------     ------------   ----------   -----------     ---------------
      Total common shareholder's
       equity                              312,558          1,598          327,110        4,806      (318,962)            327,110
    Redeemable cumulative
     preferred stock                         1,664            -                -            -             -                 1,664
    Long-term debt, less
     current maturities                    340,244            -                -            -             -               340,244
                                      ------------   ------------     ------------   ----------   -----------     ---------------
      Total capitalization                 654,466          1,598          327,110        4,806      (318,962)            669,018
                                      ------------   ------------     ------------   ----------   -----------     ---------------
CURRENT LIABILITIES:
    Current maturities of
     long-term debt                        100,000            -                -            -             -               100,000
    Accounts payable                        20,074             31               52          173           (30)             20,300
    Other current liabilities               63,494             71           (6,186)        (390)        5,980              62,969
                                      ------------   ------------     ------------   ----------   -----------     ---------------
     Total current liabilities             183,568            102           (6,134)        (217)        5,950             183,269
                                      ------------   ------------     ------------   ----------   -----------     ---------------

LONG-TERM AND OTHER LIABILITIES:
    Regulatory tax liabilities               6,633            -                -            -             -                 6,633
    Accumulated deferred
     income taxes                           95,165            -              2,031          -             -                97,196
    Accumulated deferred
     investment tax credits                 23,978            -                -            -             -                23,978
    Deferred credits                        20,585            -                520          -             -                21,105
                                      ------------   ------------     ------------   ----------   -----------     ---------------
      Total long-term and other
       liabilities                         146,361            -              2,551          -             -               148,912
                                      ------------   ------------     ------------   ----------   -----------     ---------------
                                        $  984,395         $1,700         $323,527     $  4,589     $(313,012)         $1,001,199
                                      ============   ============     ============   ==========   ===========     ===============

                                                                       Exhibit B

                    TNP ENTERPRISES, INC. AND SUBSIDIARIES
                            Financial Data Schedule
                    For the Period Ending December 31, 1999
                            (Amounts in Thousands)



Item No.    Caption Heading                          Amount
--------    --------------------------------   -----------------

  1         Total Assets                          $1,001,199

  2         Total Operating Revenues                 576,150

  3         Net Income (Loss)                         30,167